Contact

www.linkedin.com/in/jawno
(LinkedIn)

Top Skills

Counseling

Organizational Leadership

Story Telling

John Onwuchekwa

I help leaders leverage their stories to make and raise money.
Atlanta, Georgia, United States

Experience

Portrait Coffee
Co-Founder
July 2019 - Present (4 years)
Atlanta, Georgia

The Crete Collective
Co-Director of Content & Coaching
June 2021 - Present (2 years 1 month)

Cornerstone Church
Lead Pastor
May 2015 - January 2023 (7 years 9 months)
Greater Atlanta Area

Blueprint Church
Teaching Pastor
June 2009 - May 2015 (6 years)

Lifeline Bible Fellowship
College Pastor
April 2007 - June 2009 (2 years 3 months)

Education

Baylor University - Hankamer School of Business
BBA, Marketing · (2002 - 2006)

Emory University
Doctor of Ministry, Church Leadership and Community Witness · (August 2021 - May 2024)

Dallas Theological Seminary
M.A., Christian Education · (2007 - 2009)